# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WORTHINGTON ENTERPRISES, INC., CIK 0000108516
CUSIP: 981811102
Title of class of securities: Common Shares, Without Par Value
Address of issuer's principal executive offices: 200 W. OLD WILSON BRIDGE ROAD, COLUMBUS, Ohio (OH), 43085
Date of event which requires filing of this statement: 04/09/2026
Amends the filing with accession number 0001157523-08-004131
Filed by CIK 0001106145
Persons authorized to receive notices and communications: Patrick J. Kennedy, 200 West Old Wilson Bridge Road, Columbus, Ohio (OH), 43085, (614) 840-3355

## Reporting persons
- John P. McConnell (CIK 0001106145): type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); sole voting power 14,329,967; shared voting power 174,593; sole dispositive power 14,329,967; shared dispositive power 3,000,905; aggregate amount beneficially owned 17,330,872 (35.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, Without Par Value
Name of issuer: WORTHINGTON ENTERPRISES, INC.
Address of issuer's principal executive offices: 200 W. OLD WILSON BRIDGE ROAD, COLUMBUS, Ohio (OH), 43085

## Item 2. Identity and Background
Name of person filing: John P. McConnell
Residence or business address:
JMAC, Inc.
200 West Nationwide Boulevard
Columbus, Ohio 43215
Present principal occupation or employment: Mr. McConnell formerly served as a director and the Chairman of the Board of Worthington Enterprises, Inc. ("Worthington Enterprises"), an industrial manufacturing company. The address of the principal executive offices of Worthington Enterprises is 200 West Old Wilson Bridge Road, Columbus, OH 43085.
Criminal convictions in the last five years: During the last five years, Mr. McConnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. McConnell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Please see Item 4 and Item 5 of this Schedule 13D/A.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 12, 2008, Mr. McConnell filed his initial Schedule 13D to report that he had become the beneficial owner (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of more than five percent of the outstanding Common Shares of Worthington Industries, Inc. ("Worthington Industries"). Worthington Industries changed its name to Worthington Enterprises on December 1, 2023. References herein to "Worthington Industries" and "Worthington Enterprises" are to the same entity as its name existed in the relevant period. References herein to "Common Shares" are to the common shares of the entity known as Worthington Industries or Worthington Enterprises, as applicable for the relevant period.

On January 29, 2010, Mr. McConnell filed Amendment No. 1 to Schedule 13D to report that, in connection with the sale by Mr. McConnell of Common Shares in a series of open market transactions, Mr. McConnell's beneficial ownership of the outstanding Common Shares had decreased by more than one percent.

On January 20, 2011, Mr. McConnell filed Amendment No. 2 to Schedule 13D to update his holdings of Common Shares and to report that, in connection with a decrease in the aggregate number of outstanding Common Shares, Mr. McConnell's beneficial ownership of the outstanding Common Shares had increased by more than one percent.

On May 12, 2011, Mr. McConnell filed Amendment No. 3 to Schedule 13D to update his holdings of Common Shares and to report that, in connection with a decrease in the aggregate number of outstanding Common Shares, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased by more than one percent.

On February 10, 2012, Mr. McConnell filed Amendment No. 4 to Schedule 13D to update his holdings of Common Shares as a result of the sale by the Estate of John H. McConnell, as to which Mr. McConnell served as a co-executor, of Common Shares, in open market sales, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On February 13, 2013, Mr. McConnell filed Amendment No. 5 to Schedule 13D to update his holdings of Common Shares and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On July 3, 2014, Mr. McConnell filed Amendment No. 6 to Schedule 13D to update his holdings of Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On June 9, 2015, Mr. McConnell filed Amendment No. 7 to Schedule 13D to update his holdings of Common Shares, and to report that, in connection with a decrease in the aggregate number of outstanding Common Shares, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased by more than one percent; as well as to report that as part of Mr. McConnell's indirect ownership, Common Shares previously held by JDEL, Inc. were transferred to JMAC, Inc., a private investment company substantially owned, directly or indirectly, by Mr. McConnell and members of his family, as a result of the merger, effective at 11:59 p.m., Eastern Daylight Time, on April 30, 2015, of JDEL, Inc. with and into JMAC, Inc., with JMAC, Inc. being the surviving entity of the merger. The directors of JMAC, Inc. have granted Mr. McConnell sole voting and dispositive power with respect to these Common Shares.

On March 24, 2016, Mr. McConnell filed Amendment No. 8 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On July 9, 2018, Mr. McConnell filed Amendment No. 9 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On April 1, 2020, Mr. McConnell filed Amendment No. 10 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On April 12, 2021, Mr. McConnell filed Amendment No. 11 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On November 12, 2021, Mr. McConnell filed Amendment No. 12 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On May 5, 2022, Mr. McConnell filed Amendment No. 13 to Schedule 13D to update his holdings of the Common Shares, and to report that, in connection with repurchases by Worthington Industries of its Common Shares pursuant to its previously authorized stock buyback program, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had increased.

On May 3, 2023, Mr. McConnell filed Amendment No. 14 to Schedule 13D to update his holdings of the Common Shares, and to report that Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had decreased.

On April 5, 2024, Mr. McConnell filed Amendment No. 15 to Schedule 13D to update his holdings of the Common Shares, and to report that Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares had decreased.

On April 10, 2025, Mr. McConnell filed Amendment No. 16 to Schedule 13D to update his holdings of the Common Shares had increased by less than one percent.

Mr. McConnell is voluntarily filing this Amendment No. 17 to Schedule 13D to update his holdings of the Common Shares. Since his Amendment No. 16 to Schedule 13D was filed on April 10, 2025, Mr. McConnell's beneficial ownership of Common Shares as a percentage of the outstanding Common Shares has increased by less than one percent.

Mr. McConnell served as a director of Worthington Industries/Worthington Enterprises from 1990 until his retirement in 2023. During that time, Mr. McConnell's ownership of the Common Shares was publicly reported on Forms 3 and 4 filed with the Securities and Exchange Commission (the "Commission"), and was disclosed annually in Worthington Industries/Worthington Enterprises' definitive proxy statements filed with the Commission and made available to its shareholders.

Although Mr. McConnell has not formulated any current plans or proposals relating to securities of Worthington Enterprises other than as described in this Schedule 13D/A, he may from time to time acquire or dispose of Common Shares and/or other securities of Worthington Enterprises if and when he deems it appropriate. Mr. McConnell may formulate other plans or proposals relating to securities of Worthington Enterprises to the extent deemed advisable in light of general market and economic conditions, investment policies, the prospects of Worthington Enterprises and various other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: In its quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2026, filed with the Commission on April 9, 2026 (the "Latest Filing"). Worthington Enterprises reported that, as of April 6, 2026, it had 49,212,994 Common Shares outstanding. Based on the Latest Filing, Mr. McConnell had beneficial ownership of 17,330,872 Common Shares (35.1% of the Common Shares outstanding as of April 6, 2026), including 171,064 Common Shares that Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of April 6, 2026. The percent of the outstanding Common Shares is based upon the sum of (i) 49,212,994 Common Shares outstanding as of April 6, 2026 and (ii) 171,064 Common Shares that Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of April 6, 2026. Please see the footnotes to Item 5(b) below for information regarding Mr. McConnell's beneficial ownership of the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Common Shares as to which Mr. McConnell has:

(i) Sole power to vote or to direct the vote: 14,329,967 (1)
(ii) Shared power to vote or to direct the vote: 174,593 (2)
(iii) Sole power to dispose or to direct the disposition of: 14,329,967 (1)
(iv) Shared power to dispose or to direct the disposition of: 3,000,905 (2) (3)

(1) Includes 171,064 Common Shares which Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of April 6, 2026. As of April 6, 2026, all of the stock options covering these 171,064 Common Shares were in-the-money.

Includes 25,225 Common Shares held in the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Includes 12,415,982 Common Shares held of record by JMAC, Inc., an Ohio corporation ("JMAC"). The directors of JMAC have granted Mr. McConnell sole voting power and sole dispositive power with respect to these 12,415,982 Common Shares. JMAC has the right to receive the dividends from, and the proceeds from the sale of, such 12,415,982 Common Shares.

Includes 8,173 Common Shares held by Mr. McConnell as custodian for his son.

Includes 118,000 Common Shares held by The McConnell Family Trust of which Mr. McConnell is co-trustee and has sole voting power and sole dispositive power.

Includes 255,875 Common Shares held by the Margaret R. McConnell Trust f/b/o Margaret Kollis of which Mr. McConnell is trustee and has sole voting power and sole dispositive power.

(2) Includes 123,000 Common Shares held in The McConnell Educational Foundation for the benefit of third parties of which Mr. McConnell is one of three trustees and shares voting power and shares dispositive power. Mr. McConnell disclaims beneficial ownership of these 123,000 Common Shares.

Includes 7,343 Common Shares held by Mr. McConnell's wife as custodian for her son. For purposes of Rule 13d-3 under the Exchange Act, Mr. McConnell may be deemed to hold shared voting power and shared dispositive power over such 7,343 Common Shares.

Includes 44,250 Common Shares held in the McConnell 2020 LAE Trust, an irrevocable trust for the benefit of the son of Mr. McConnell's wife as to which she serves as the trustee. For purposes of Rule 13d-3 under the Exchange Act, Mr. McConnell may be deemed to hold shared voting power and shared dispositive power over such 44,250 Common Shares.

(3) Includes 2,428,312 Common Shares held by an independent corporate trustee in trust for the benefit of Mr. McConnell and his sister. The independent corporate trustee has voting power and dispositive power over such Common Shares; however, the trustee's investment decisions are subject to the prior approval or disapproval of Mr. McConnell and, accordingly, Mr. McConnell may be deemed to "share" dispositive power with the independent corporate trustee. Mr. McConnell has the right to change the trustee; however, any successor trustee appointed by Mr. McConnell must be an independent corporate trustee.

Includes an aggregate of 398,000 Common Shares held in four separate irrevocable trusts (with each irrevocable trust holding 99,500 Common Shares), with each such irrevocable trust having the same independent individual trustee who is not related to Mr. McConnell. The independent individual trustee has voting power and dispositive power over such Common Shares; however, Mr. McConnell has the right to reacquire assets of each trust by substituting property of an equivalent value. Accordingly, Mr. McConnell may be deemed to "share" dispositive power with the independent individual trustee.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: As described in Item 5(b) above, Mr. McConnell may be deemed to beneficially own certain Common Shares that are held of record by other persons. In such instances, such other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares. With respect to record owners of more than five percent of the Common Shares, as described in Item 5(b) above, JMAC, Inc. has the right to receive the dividends from and the proceeds from the sale of the 12,415,982 Common Shares (25.2% of the Common Shares outstanding as of April 6, 2026) that are held of record by JMAC, Inc. and included in Mr. McConnell's beneficial ownership within this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Please see Item 5(b) of this Schedule 13D/A for a description of Mr. McConnell's voting power and dispositive power with respect to the Common Shares.
Except as set forth in this Schedule 13D/A, Mr. McConnell does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Worthington Enterprises, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- John P. McConnell: /s/John P. McConnell, Former Director and Chairman of the Board (04/10/2026)